EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS
	EXCEPT PER SHARE DATA)
	2010	2009	2008

Net earnings (1)	$63,531	$62,576	$44,183

Weighted average common shares outstanding (2)	6,862	6,854	6,845

Common share equivalents relating to restricted stock	2	-	-

Adjusted common and common equivalent
shares for computation (3)	6,864	6,854	6,845

Net earnings per share:
Basic (1 / 2)	$9.26	$9.13	$6.45
Diluted (1 / 3)	$9.26	$9.13	$6.45